Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Three Months Ended May 2, 2009	Fiscal Year
		2008	2007	2006	2005	2004
	(in thousands, except ratio of earnings to fixed charges)
Pretax income (loss) from continuing operations before taxes and minority interest	$336	$(79,416)	$6,698	$22,202	$8,031	$272
Fixed Charges:
Interest Expense	350	3,080	4,437	5,623	8,827	8,468
Amortized premiums, discounts, and capitalized expenses related to indebtedness	138	472	541	638	1,051	1,060
Interest portion of rent expense—33%	4,035	16,020	15,544	14,959	14,376	15,580

Total Fixed Charges	$4,523	$19,572	$20,522	$21,220	$24,254	$25,108
Total Earnings	$4,859	$(59,844)	$27,220	$43,422	$32,285	$25,380
Deficiency	—	$(79,416)	—	—	—	—

Ratio of Earnings to Fixed Charges	1.1	n/a	1.3	2.0	1.3	1.0